February 8, 2019

Barry Cottle
Executive Chairman
SG Social Games Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

       Re: SG Social Games Corporation
           Draft Registration Statement on Form S-1
           Submitted December 17, 2018
           CIK No. 0001760717

Dear Mr. Cottle:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
The Transactions, page 6

1. To facilitate an understanding of the nature of the transactions, please identify the transaction as an "Up-C." Also expand your disclosure to explain the business or strategic rationale for why this corporate structure was selected, including any material benefits to the parties involved.
Summary Actual and Pro Forma Consolidated Financial and Other Data, page 15

2. We note your presentation of AEBITDA margin. Please revise throughout your filing to disclose, with equal or greater prominence, the most directly corresponding GAAP
 Barry Cottle
FirstName Games Corporation
SG Social LastNameBarry Cottle
Comapany NameSG Social Games Corporation
February 8, 2019
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         measure, Net Income margin. Refer to Item 10(e)(i)(A) of Regulation
S-K.
A small number of games has generated a majority of our revenue, page 20

3. Given your disclosure that Jackpot Party Casino has accounted for a substantial portion of your revenue since 2012 and you expect it to continue to do so over the next several years, please quantify the percentage of revenues it accounts for in the periods presented.
We rely on a small percentage of our players for nearly all of our revenue, page 21

4. Please quantify the percentage of your paying players that account for nearly all of your revenues for the periods presented.
Future issuances or resales of Class A common stock by SG Holding or others, page 46

5. Please discuss the dilutive effects to shareholders if LLC Interests are redeemed or exchanged for Class A common stock by SG Holdings.
Use of Proceeds, page 54

6. You state that your management will have broad discretion to direct Social Parent LLC's use of proceeds, and you may cause Social Parent LLC to make cash payments to SG
         Holding pursuant to the Tax Receivable Agreement. To the extent the amount of cash payments to SG Holding is known prior to the effectiveness of the registration statement, please revise to quantify the amount.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

7. Please revise your pro forma financial statements to separately present adjustments related to the organizational transactions and adjustments related to the offering. Please also include a sub-totaled column showing the historical financial information adjusted for the organizational transactions but before the effects of the offering. Refer to the instructions to Rule 11-02(b)(6) of Regulation S-X.
8. On page 70, you disclose that after this offering the company will be subject to U.S.
         federal, state, foreign and local income taxes with respect to its allocable share of any taxable income of Social Parent LLC. Please clarify whether you expect income tax expense to differ from the amounts presented in the Predecessor financial statements and if so what consideration was given to adjusting pro forma income tax expense.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 70

9. Your disclosures indicate that you use third-party data to limit double counting in your
         MAU and DAU metrics. Please explain how using third-party data limits double counting and how you ensure the accuracy of the metrics disclosed. You disclose on page 31 that
 Barry Cottle
FirstName Games Corporation
SG Social LastNameBarry Cottle
Comapany NameSG Social Games Corporation
February 8, 2019
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         you do not independently verify such metrics.
10. MAU is defined as the number of individual users who played a game during a particular month. Please revise to clarify how MAU is calculated for the periods presented, such as for the years ended December 31, 2017 and 2018. Clarify whether the MAU metric disclosed is only for the last month in the period or whether it represents the average for each month within the period.
11. Please revise to clarify the period used to calculate average DAUs. For example, explain whether the DAUs used to calculate the average DAU for the fiscal year ended December
         31, 2018 are based on the average DAUs for the month of December, the quarter ended
         December 31 or some other period.
12. On page 4, you describe developing your monetization and marketing engines to improve player engagement, increase paying player conversion and drive per-player monetization.
         As your revenues are generated from paying players, please tell us whether you monitor the extent to which you convert non-paying to paying players, the number of paying players, and per-player monetization. If so, revise to disclose any related metrics used and provide a quantitative and qualitative analysis of the changes in these metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and
Section III.B.1 of SEC
         Release No. 33-8350.
Results of Operations, page 73

13. Please provide a qualitative analysis of the changes in your key performance indicators for each period presented. Refer to Item 303 of Regulation S-K and Section III.B.1 of SEC
         Release 33-8350.
Liquidity and Capital Resources, page 80

14. Please revise to address the fact that you will be a holding company with no operations of your own, and that you will depend on distributions from Social Parent LLC to pay your taxes and expenses, including payments under the Tax Receivable Agreement. Please also disclose any restrictions or other factors that could inhibit Social Parent LLC's ability to pay dividends or make other distributions to the parent company. Refer to Item 303(a)(1)
         of Regulation S-K.
Contractual Obligations, page 82

15. Please revise to include the amount of estimated annual payments under the Tax
         Receivable Agreement. Additionally, on page 114, you state that you would be required to make an "immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA." Please revise the liquidity section to discuss, quantitatively and qualitatively, the impact of this immediate cash payment on your liquidity.
 Barry Cottle
FirstName Games Corporation
SG Social LastNameBarry Cottle
Comapany NameSG Social Games Corporation
February 8, 2019
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Certain Relationships and Related Party Transactions, page 110

16. Please discuss the term and termination provisions of the Intercompany Services
         Agreement and IP License Agreement with Scientific Games. In this regard, we note your risk factor disclosures on pages 35 and 39 regarding the Intercompany Services
         Agreement that you "will be able to continue to use these Scientific Games services for a fixed term established on a service-by-service basis..." and you will "have the right to terminate a service before its stated termination date" if you give notice to Scientific
         Games.
Description of Capital Stock
Common Stock, page 119

17. You disclose that holders of shares of your Class A common stock and Class B common stock will vote together as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Please expand to describe instances when the holders of outstanding shares of Class A common stock and Class B common stock would be entitled to vote separately as different classes.
SG Social Holding Company II, LLC Consolidated Financial Statements Consolidated Statements of Income and Comprehensive Income, page F-6

18. You disclose on page F-11 that you are not presenting historical earnings per share
         ("EPS") for the Predecessor because the capital structure is not indicative of the anticipated capital structure of SG Social Games Corporation following this Offering.
         Please revise to present historical EPS for each period presented and include a footnote with reconciliations. Refer to ASC 260-10-45 and ASC 260-10-50-1. In addition, if the organizational transactions will result in a material reduction in earnings per share, please present pro forma EPS for the latest year and interim period to give effect to these changes in capital structure.
General

19. In the market and industry data section on page iii, you state that you "do not make any representation as to the accuracy of that information" in the industry publications. This statement appears to disclaim the issuer's responsibility for information in the registration statement. Please revise.
20. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Barry Cottle
SG Social Games Corporation
February 8, 2019
Page 5
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special
Counsel, at 202-551-3673 or Barbara Jacobs at 202-551-3735 with any other questions.



                                                                Sincerely,
FirstName LastNameBarry Cottle
                                                                Division of
Corporation Finance
Comapany NameSG Social Games Corporation
                                                                Office of
Information Technologies
February 8, 2019 Page 5                                         and Services
FirstName LastName